Mercer Allied Company, L.P.

Financial Statements and Supplemental Schedules
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
As of December 31, 2019 and for the year then
ended

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 47739

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/19_____ AND ENDING_____12/31/19_____
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mercer Allied Company, L.P.

OFFICIAL USE ONLY

_____
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

321 Broadway
                                                    (No. and Street)

Saratoga Springs   New York   12866
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Bertani   518-886-4309
                                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
                                        (Name – *if individual, state last, first, middle name*)

300 Madison Avenue   New York   New York   10017
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, ___Shelley Luks_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Mercer Allied Company, L.P._____ , as of ___December 31_____, 20 19_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_Shelley Luks_____
Signature

Chief Financial Officer
_____
Title


Notary Public

Lynn Shyptycki
Notary Public - NYS
Saratoga Co. #01SH467591 i
Commission Expires 5/3/22

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mercer Allied Company, L.P.
Index
December 31, 2019



Report of Independent Registered Public Accounting Firm

To the Partners of Mercer Allied Company, L.P.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mercer Allied Company, L.P. (the "Company") as of December 31, 2019, and the related statements of earnings, changes in partners' capital and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (Schedule I) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 27, 2020

We have served as the Company's auditor since 1994.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Mercer Allied Company, L.P.
Statement of Financial Condition
As of December 31, 2019

Assets

Cash	$	18,046,113
Commissions receivable		2,769,564
Due from affiliates		1,161,350
Prepaid expenses		876,459
Total assets	$	22,853,486

Liabilities and partners' capital

Other liabilities and accrued expenses	$	261,415
Due to Parent		7,446,377
Income tax payable		976,812
Total liabilities	$	8,684,604

Partners' capital		14,168,882
Total liabilities and partners' capital	$	22,853,486

Mercer Allied Company, L.P.
Statement of Earnings
For the Year Ended December 31, 2019

Revenue

Brokerage commissions	$ 47,561,296

Operating expenses

Administrative charges - affiliates	29,007,857
Licenses	1,317,120
Professional fees	102,130
Total operating expenses	30,427,107
Pre-tax earnings	17,134,189
Provision for taxes	4,140,919
Net earnings	$ 12,993,270

Mercer Allied Company, L.P.
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2019

	General Partner	Limited Partner	Total
Balance, December 31, 2018	$ 141,755	$ 14,033,857	$ 14,175,612
Net earnings	129,933	12,863,337	12,993,270
Distributions to Parent	(130,000)	(12,870,000)	(13,000,000)
Balance, December 31, 2019	$ 141,688	$ 14,027,194	$ 14,168,882

Mercer Allied Company, L.P.
Statement of Cash Flows
For the Year Ended December 31, 2019

Cash flows from operating activities

Net earnings	$ 12,993,270
Changes in operating assets and liabilities	
Commissions receivable	4,001,497
Prepaid expenses	(20,550)
Other liabilities and accrued expenses	166,949
Due to Parent	(1,544,551)
Due from affiliates	(973,313)
Income tax payable	(240,252)
Net cash provided by operating activities	14,383,050

Cash flows from financing activities

Distributions to Parent	(13,000,000)
Net cash used for financing activities	(13,000,000)
Net increase in cash	1,383,050
Cash, beginning of year	16,663,063
Cash, end of year	$ 18,046,113

SUPPLEMENTAL DISCLOSURE
Cash payments for income taxes, net of refunds, were $4,381,171.

Mercer Allied Company, L.P.
Notes to Financial Statements
December 31, 2019

1. **Description of Business**

    Mercer Allied Company, L.P. (the Partnership) is a limited partnership which executed its Certificate of Limited Partnership in the State of Delaware as of October 5, 1994. The Partnership, which commenced operations on December 10, 1994, is a securities broker-dealer registered with the Financial Industry Regulatory Authority (FINRA). The Partnership is scheduled to expire December 31, 2044. The Partnership, through employees of affiliated companies, places variable life insurance policies and variable annuities with insurance carriers and earns a commission.

    GS Ayco Holding LLC (Parent) is the general partner of the Partnership and a wholly-owned subsidiary of the Goldman Sachs Group, Inc. (Group Inc). The Ayco Company, L.P. is the limited partner of the Partnership and is also an affiliate of the Partnership.

2. **Basis of Presentation and Significant Accounting Policies**

    These financial statements are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

    Use of Estimates
    Preparation of these financial statements requires management to make certain estimates and assumptions. These estimates and assumptions are based on the best available information but actual results could be materially different.

    Cash
    Cash balances are maintained at two institutions, each of which is insured by Federal Deposit Insurance Corporation (FDIC) up to $250,000. The aggregate bank balances in excess of FDIC limits at these institutions were $17,745,572 at December 31, 2019.

    Revenue Recognition
    The Partnership earns brokerage commissions for placing insurance policies with insurance carriers and from placing business with clearing brokers. Brokerage commissions are earned when the insurance policy becomes effective (insurance binder in place) and the premium has been collected by the insurance carrier.

3. **Amended and Restated Limited Partnership Agreement**

    Allocations of income and losses are generally pro rata according to ownership interest (99% to the limited partner and 1% to the general partner), except in certain circumstances as outlined in the amended and restated limited partnership agreement whereby income and loss allocations are based on a prescribed formula.

4. **Related-Party Transactions**

    The Partnership has significant transactions with affiliated companies. These transactions have a significant impact on the Partnership's financial condition, earnings and cash flows. Whether the terms of these transactions would have been the same had they been between non-affiliated companies cannot be determined.

    The Partnership, through relationships of affiliated companies, places insurance policies for clients with insurance carriers and earns brokerage commissions. Total brokerage commissions earned through affiliated companies for the year ended December 31, 2019 amounted to $47,561,296.

Mercer Allied Company, L.P.
Notes to Financial Statements
December 31, 2019

The Partnership, which has no employees, is provided operational and administrative support by its Parent and other affiliates, for which the Partnership was charged $29,007,857, of which $10,981,168 related to commissions expense. At December 31, 2019, amounts due to Parent for such services amounted to $7,446,377.

5. Net Capital Requirements

The Partnership is a registered U.S. broker-dealer subject to Rule 15c3-1 of the Securities and Exchange Commission (SEC), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. There are restrictions on operations if aggregate indebtedness exceeds ten times net capital.

Effective July 1, 2003, the National Association of Securities Dealers (NASD) approved the Partnership's election to reduce its minimum dollar net capital requirement from $50,000 to $5,000. At December 31, 2019, the Partnership had net capital of $9,361,509, which was $8,782,535 in excess of its minimum required net capital of $578,974.

The Partnership claims exemption from Rule 15c3-3 (k)(1) of the SEC as the Partnership promptly transmits all funds received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

6. Income Taxes

Provision for Income Taxes
The Partnership has elected to be taxed as a corporation for U.S. Federal income tax purposes. As a corporation for tax purposes, the Partnership is subject to U.S. Federal and various state and local income taxes on its earnings. The Partnership is included with Group Inc. and subsidiaries in the consolidated corporate federal tax return as well as the consolidated/combined state and local tax returns.

The Partnership computes its tax liability on a modified separate company basis and settles such liabilities with Group Inc. pursuant to the tax sharing arrangement. To the extent the Partnership generates tax benefits from losses it will be reimbursed by Group Inc. pursuant to the tax sharing arrangement. The Partnership's state and local tax liabilities are allocated to reflect its share of the consolidated/combined state and local income tax liability.

Income taxes are provided for using the asset and liability method under which deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities. The Partnership reports interest expense related to income tax matters in provision for taxes and income tax penalties under operating expenses.

The table below presents the components of the provision for taxes.

Current taxes:	
U.S. Federal	$ 3,458,426
State and local	682,493
Provision for taxes	$ 4,140,919

Mercer Allied Company, L.P.
Notes to Financial Statements
December 31, 2019

The difference between the reported provision for taxes and the amount computed by multiplying pretax earnings by the federal statutory rate is primarily attributable to state and local taxes. The tax true up for prior years was a net tax benefit of $18,970.

Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. At December 31, 2019, no deferred tax liabilities or deferred tax assets were recognized and no valuation allowance was required.

Unrecognized Tax Benefits

The Partnership recognizes tax positions in the financial statements only when it is more likely than not that the position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized on settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the financial statements. As of December 31, 2019, the Partnership did not record a liability related to accounting for uncertainty in income taxes.

Regulatory Tax Examinations

The Partnership is subject to examination by the U.S. Internal Revenue Service (IRS) and other taxing authorities in jurisdictions where the Partnership has significant business operations such as New York State and City. The tax years under examination vary by jurisdiction. New York State and City examinations of 2011 through 2014 began in 2017.

IRS examinations of 2011 and 2012 began in 2013. Group Inc. has been accepted into the Compliance Assurance Process program by the IRS for each of the tax years from 2013 through 2019 and submitted an application for 2020. This program allows Group Inc. to work with the IRS to identify and resolve potential U.S. federal tax issues before the filing of tax returns. The 2013 through 2018 tax years remain subject to post-filing review.

7. **Subsequent Events**

The Partnership has evaluated whether any events or transactions occurred subsequent to the date of the statement of financial condition and through February 27, 2020, the date the financial statements were issued, and determined that there are no material events or transactions that would require recognition or disclosure in these financial statements.

Mercer Allied Company, L.P.
Schedule I
Computation of Net Capital Requirement under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2019

Net capital

Total partners' capital	$	14,168,882
Deductions		
Non-allowable assets – commissions receivable, due from affiliates and prepaid expenses		(4,807,373)
Net capital	$	9,361,509

Aggregate indebtedness

Total aggregate indebtedness liabilities (included in the Statement of Financial Condition)	$	8,684,604
Total aggregate indebtedness	$	8,684,604
Percentage of aggregate indebtedness to net capital		93%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		-

Computation of basic net capital

Minimum net capital required (6-2/3% of aggregate indebtedness)	$	578,974
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement	$	578,974
Excess net capital	$	8,782,535
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	8,493,049

Statement pursuant to paragraph (d)(4) of Rule 17a-5

There are no differences between this computation of net capital and the corresponding computation prepared by the Partnership included in its unaudited Part IIA FOCUS Report as of December 31, 2019 filed on January 24, 2020.

Mercer Allied Company, L.P.
Schedule II
Information for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2019

The Partnership has claimed exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that rule.